Consent of Independent Registered Public Accounting Firm

Net Element International, Inc.

Miami, Florida

We hereby consent to the incorporation by reference in the Prospectus constituting a part of this Registration Statement on Form S·3 of Net Element International, Inc. (formerly known as Cazador Acquisition Corporation Ltd.) of our report dated March 29, 2012, relating to the balance sheets of Cazador Acquisition Corporation Ltd., a development stage company, as of December 31, 2011 and December 31, 2010, and the related statements of operations, changes in shareholders' equity and cash flows for the year ended December 31, 2011 and the period from April 20, 2010 (date of inception) through December 31, 2010 and the period from April 20, 2010 (date of inception) through December 31, 2011. We also consent to the reference to us under the caption "Experts" in the Prospectus.

/s/ BDO USA, LLP

Miami, Florida

February 8, 2013